SUMMIT MIDSTREAM PARTNERS, LP

1790 Hughes Landing Blvd., Suite 500

The Woodlands, Texas 77380

(832) 413-4770

January 17, 2020

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Attn:	Kevin Dougherty, Staff Attorney Division of Corporation Finance

	Re:	Summit Midstream Partners, LP
Registration Statement on Form S-3
File No. 333-234781

Ladies and Gentlemen:

Summit Midstream Partners, LP (the “Partnership”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on January 22, 2020, or as soon as practicable thereafter.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream GP, LLC, its general partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Executive Vice President, General Counsel and Chief Compliance Officer

cc:	Joshua Davidson
Jason A. Rocha Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002